PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

April 30, 2004

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

RE:       CARDIOME PHARMA CORP.
             MAILING ON APRIL 30, 2004

We confirm that on the above date, the material issued by the subject Company as listed below was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to intermediaries in accordance with National Instrument 54-101.

However, we have not mailed material to shareholders in cases where on three consecutive occasions; documents have been returned undelivered by the Post Office.

•	Notice of Meeting	•	Information Circular
•	Proxy	•	Supplemental Return Card
•	Annual Financial Statements for the Year	•	Clinical Progress Report
	Ending December 31, 2003	•	Annual Report

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“Heather Plume”

Heather Plume
HP/jg

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